SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 6, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 6, 2003

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of November 6, 2003
 ***************
SCOR Group results at September 30, 2003

•	Profit on 2002-2003 writings in line with the targets set in the “Back on Track” plan, reflecting the Group’s improving fundamentals, forging a solid base for future development.

•	Operating cash flow multiplied by 3, compared to the same period last year.

•	The Group reported a loss of EUR 349 million for the first nine months of the year essentially due to increased reserves on business written in the United States in 1997-2001.

•	Ongoing negotiations to commute a large portion of Commercial Risk Partners portfolio.

•	Profitable life reinsurance operations to remain within the Group.

•	Decision to increase capital by EUR 600 million.

The Board of Directors of SCOR, chaired by Denis Kessler met on November 5, 2003.

At the end of the Board meeting, Chairman and Chief Executive Officer Denis Kessler stated:

“The Group’s results demonstrate the profitability of 2002-2003 underwriting worldwide. The Back on Track plan is bearing fruit. However, these good results are weighed down by the need for the Group to bolster its reserves in respect of business written in the United States in 1997-2001. As pledged, SCOR now books its reserves based on best estimates each year and has consequently decided to bolster these reserves in the wake of a detailed actuarial review carried out in October 2003.

The Board of Directors has decided to pursue the transformation of its Life reinsurance business to form a subsidiary while retaining 100% control of this subsidiary, which generates satisfactory and recurring profits.

The Board has approved the plan for a EUR 600 million capital increase in order to strengthen the Group’s solvency and allow it to pursue its existing underwriting policy, thereby profiting fully from buoyant reinsurance market conditions.

The capital increase with allow SCOR Group to forge ahead with its strategy, which is to be a mid-sized reinsurer with global ambitions, operating selectively in all reinsurance classes, pursuing a profit-driven underwriting policy, providing value-added services, and having opted for a policy of conservative asset management, in order to offer its customers the] level of security they expect it to provide.”

**

1.     NEW BUSINESS IS PROFITABLE AND DISCIPLINED

The profitability of SCOR’s new business is in line with targets laid down in the Back on Track plan.

1.1   New business is profitable

Business written all over the world in 2002-2003 is profitable. For the first nine months of 2003, the net underwriting ratio for these underwriting years works out to 91% for P&C treaty business, equivalent to a net combined ratio of 96% while the net underwriting ratio for Large Corporate Accounts works out to 83%, equivalent to a net combined ratio of 91% for the same period, despite the impact of the May 2003 tornadoes in the United States. These ratios are in line with our stated objectives.

Our subsidiary Irish Reinsurance Partners (IRP), which reinsures 25% of SCOR Group’s P&C and Large Corporate Accounts business written since 2002, reported earnings of EUR 41 million at 30 September 2003. These healthy results reflect the quality of underwriting worldwide over the past two years.

In Life and Accident reinsurance, the technical operating margin works out to 5.2% for the first nine months of 2003, exceeding the Back on Track plan’s 3% target.

Operating expenses are down 7% for the first nine months of 2003, putting SCOR on course to achieve its 15% target for the end of 2004.

Operating cash flow at September 30, 2003 totaled EUR 295 million, against EUR 100 million one year earlier.

1.2   New business is disciplined

Reflecting this tight control is the change in the geographic mix of business, the shutdown of unprofitable, non-core operations, and in the priority given to underwriting in short-tail classes.

The Group has shifted the geographic balance of its portfolio. Premiums written in North America now account for 30% of total premiums written at September 30, 2003, versus 43% at September 30, 2002. Premiums written in Europe account for 49% of total premiums at September 30, 2003, against 43% at September 30, 2002. Premiums for the rest of the world account for 21% of total premium income at September 30, 2003, against 14% at September 30, 2002.

The Group has either halted ( “program business” and CRP’s alternative risk transfer business) or very sharply curbed ( buffer layers and workers’ compensation) its business in certain lines in the United States.

The Group has focused on short-tail classes in preference to long-tail ones. The former accounted for 53% of P&C reinsurance underwriting for the first three quarters of 2003, against 49% for the same period last year.

1.3   A conservative asset management policy

SCOR has shifted its investment policy priorities, characterized by prudence, holding the bulk of its investment portfolio in bonds (61%) and cash (30%). The bond portfolio is of good quality, with more than 95% of lines being rated better than A, with a relatively short average duration.

2.     ACTIVE MANAGEMENT OF THE THREE DIFFICULT LEGACY ISSUES

2-1   Additional reserve strengthening, essentially in the US, required to be in line with best estimates

SCOR has pledged to account for its reserves at “best estimates” level each year.

During 2003, and especially in the third quarter, the Group suffered the impact of adverse trends in loss claims in the United States with respect to business written in 1997-2001.

As announced, the Group undertook In October 2003 an annual actuarial review of its exposures, with the aid of both in-house and outside actuaries.

Adverse loss developments which have impacted all reinsurance companies doing business in the American market have led to additional reserve strengthening in the amount of EUR 241 million following the actuarial review and coming on top of trends already observed since the beginning of the year. These additional reserves mainly concern classes deemed non-core, where activity has either been halted or very sharply reduced, i.e. “buffers layers”, “program business,” and “workers comp.” The factors behind these runaway costs are primarily due to medical cost inflation, particularly in some states like California. This reserve strengthening of EUR 241 million includes an increase in IBNRs of EUR 9 million, which brings SCOR’s survival ratio up to 12 years.

Group exposures in all other countries are covered by “best estimates” reserves, as evidenced by the actuarial reviews, with only a marginal additional reserving of EUR 7 million.

On completion of the review, total Group reserves in the end-September 2003 financial statements amount to EUR 10,750 million.

2.2 — SCOR US: a profitable new underwriting plan

Having made profitability a key priority, SCOR began focusing on the most profitable underwriting segments in 2001.

The emphasis has been on short-tail business with medium-sized regional ceding companies. SCOR has also continued writing business with large corporates through its Business Solutions division.

Recent business written by SCOR US is profitable. Gross premiums written in the first nine months of the year total EUR 445 million, down 44% at current exchange rates and 34% at constant exchange rates. The net underwriting ratio for P&C business is 84%, an equivalent of a net combined ratio of 89% and the net underwriting ratio for Large Corporate Accounts, is 89%, an equivalent net combined ratio of 97% despite the impact the tornadoes in May 2003. In addition, SCOR US is now actively managing its portfolio of run-off business.

2-3 Commercial Risk Partners: speeding up withdrawal

A first commutation, concerning approximately 20% of the Bermuda-based subsidiary was completed in July 2003, underwriting having been halted with effect from January 2003.

In light of the actuarial reviews carried out, the Group has increased CRP’s reserves at September 30 2003 by EUR 49 million to meet best estimates reserving.

Several negotiations are currently underway with a view to commute a large portion of CRP’s book..

2-4 Significantly reduced risks on Credit Derivatives

No claims were reported on Credit Derivatives in the third quarter of 2003.

SCOR Group has recorded only two claims for the whole of 2003 to date, total cost EUR 27 million, which is less than the loss assumptions underlying the current level of reserves.

The Group has reduced its credit derivatives exposure. In the first place, it has sold 77 names out of a total portfolio of 669 names, thereby reducing its notional risk by 20%. Second, since January 2003 the portfolio’s maturity has been reduced from 2.4 to 1.7 years. Finally, portfolio risk ratings have improved overall.

Since the beginning of the year, the Group has decided to maintain its reserves covering the residual portfolio at EUR 111 million. This represents an strengthened level of cover in view of the reduction in risk exposure.

3 — Consolidated income for the first nine months of 2003

Despite profitable recent underwriting, the Group registered a net loss of EUR —349 million due to the burden of past US underwriting and to the prudent writedown on certain tax credits.

For Non-life business (P&C, Commercial Risks, Credit & Bond, and CRP), all of the developments discussed above have resulted in a net Non-life underwriting loss (i.e. the difference between net earned premiums and the cost of claims, additional reserves, acquisition costs and commissions) of EUR 435 million for the first nine months of 2003.

Before additional reserve strengthening of EUR 297 million detailed herebelow, the underwriting results breakdown as follow: This result is made up as follows:

–	a net underwriting profit of EUR 154 million for business excluding the 2001 and earlier underwriting years for SCOR US, CRP, and credit derivatives,

–	a net underwriting loss of EUR 292 million for the 2001 and earlier underwriting years for SCOR US, CRP, and the credit derivatives portfolio.

The Non-life technical operating results (i.e. underwriting result minus operating expenses, and plus allocated investment income) amounted to a loss of EUR 339 million for the first nine months of 2003.

Taking into account a technical operating profit of EUR 56 million in Life reinsurance, the Group registered a technical operating loss of EUR 283 million.

After other income and charges (in particular a write down on deferred tax credits), the Group registered a net loss of EUR 349 million.

In view of this loss and exchange range movements, Group shareholders’ equity has been reduced from EUR 1,070 million at December 31, 2002 to EUR 629 million at September 30, 2003, necessitating a strengthening of shareholders’ equity.

4 — MEASURES TO STRENGTHEN SHAREHOLDERS’ EQUITY

4.1. — Life operations: spinning off the Group’s life business with no change of ownership

SCOR has decided not to open up the capital of its Life reinsurance subsidiary. Bids received for the sale of this subsidiary do not fully reflect the value of this business, which represents a source of stable and recurring revenues for the Group. SCOR nevertheless plans to proceed with the transfer of its Life reinsurance activities to this newly-formed subsidiary in order to bolster its development.

4.2 — Launching capital increase

In order to bolster the Group’s solvency, allowing it to pursue its current underwriting policy and so profit fully from favorable conditions in the reinsurance market, the Board of Directors has approved the plan to increase SCOR’s capital with preferential subscription rights. of around EUR 600 million.

This amount will allow the Group, after taking into account the losses, to significantly increase the net asset value of the Group compared to December 31 2002. Shareholders will shortly be invited to attend an Extraordinary General Meeting to vote on the financial resolutions necessary for this capital increase and to the prior reduction in the nominal value of the shares.

Shareholders who are members of the Board have unanimously agreed to support the right issue thereby already allowing an underwriting in excess of 50%.

******

Results at September 30, 2003

1.     Results at September 30, 2003

The Group has registered a technical operating loss of EUR 283 million at September 30, 2003, compared with a loss of EUR 495 million at end-September 2002.

The net loss for the Group for the first nine months of the year works out to EUR 349 million, representing a net loss per share of EUR 2.56.

Net assets per share at end-September 2003 amount to EUR 4,62, against EUR 7.84 one year earlier.

Operating cash flow totaled EUR 295 million at September 30, 2003, compared with EUR 100 million at September 30, 2002. Net cash for the first nine months of 2003 amounts to EUR 2 121 million.

Technical reserves have risen 3.6% to EUR 10,750 million. At constant exchange rates, the increase would have been 9.1%. The main reason for the change was the addition to reserves in the United States.

Group shareholders’ equity amounted to EUR 629 million at September 30, 2003.

Group long-term capital (revalued net assets, quasi-equity and long-term borrowings) now stands at EUR 1 659 million, compared with EUR 2,183 million at December 31, 2002.

2.     Business activity at September 30, 2003

Gross written premiums at September 30, 2003 are 24% below the comparable figure one year earlier. They totalled EUR 3,038 million, versus EUR 3,975 million for the first nine months of 2002. On a like-for-like basis, the decrease would have been limited to 10%.

Net earned premiums for the first nine months of 2003 amounted to EUR 3,033 million, down 8% from the corresponding figure one year earlier (EUR 3,292 million).

Non-life reinsurance (P&C treaty business and Large Corporate Accounts, excluding Credit & Bond and CRP) reported premium income of EUR 1,830 million at September 30, 2003, a fall of 22% (18% at constant exchange rates) compared with the first nine months of 2002.

Taking into account the foregoing elements, technical operating income amounted to a negative EUR 272 million at September 30, 2003, compared with a negative EUR 309 million for the same period last year.

Life / A & H reinsurance premium income is stable at constant exchange rates. Premium income at September 30, 2003 amounted to EUR 1,151 million, down 6%. Technical operating income reached EUR 56 million for the first nine months of of 2003, up sharply compared to the September 30, 2002 figure of EUR 12 million.

The Credit & Bond business, with revenue of EUR 57 million, was down 35% compared to September 30, 2002. It generated a technical operating profit of EUR 4 million, compared with a loss of EUR 84 million at September 30, 2002 and a loss of EUR 111 million for full-year 2002.

CRP reported a technical operating loss of EUR 71 million for the first nine months of 2003, compared with a loss of EUR 112 million at September 30, 2002 and a loss of EUR 172 million for full-year 2002.

Consolidated key figures

In EUR million

	September 30,	September 30,		December 31,
	2003	2002	Change	2002

Gross written premiums	3 038	3 975	-24%	5 016
Net earned premiums	3 033	3 292	-8%	4 269
Group net income	(349)	(425)	—	(455)
Net technical reserves	10 750	10 645	—	10 381
Group shareholders’ equity	629	794	—	1 070
Revalued Group shareholders’ equity, diluted	794	1 006	—	1 289

in EUR
Earnings per share*	(2,56)	(11,31)	—	(3,33)

*	On the basis of 41 million shares in September 2002 and 136 million shares in September 2003.

3. Asset Management, first nine months of 2003

Total investment income for the first nine months of 2003 amounted to EUR 413 million, compared with EUR 190 million at September 30, 2002. Income from ordinary investing activities contributed EUR 237 million (EUR 276 million for the same period in 2002), realized capital gains, including allowances for long-lived impairment, totaled EUR 95 million (EUR -121 million at end-September 2002), and foreign exchange gains or losses amounted to EUR 81 million (EUR 36 million at end-September 2002).

Unrealized capital gains amounted to EUR 244 million at September 30, 2003, compared with EUR 303 million at December 31, 2002. At September 30, 2003, the equity portfolio carried an unrealized capital gain of EUR 1 million, the bond portfolio unrealized gains of EUR 128 million, and real estate investments unrealized gains of EUR 115 million.

Investments (marked to market) at September 30, 2003 amounted to EUR 9,535 million, down 2% compared with December 31, 2002, but up 3% at constant exchange rates. Investments are weighted as follows: bonds (61%), cash and cash equivalents (22%), cash deposits (8%), real estate (5%) and equities (4%).

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.